January 27, 2012

VIA EDGAR & FACSIMILE

Mr. John Cash

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

RE:	Alion Science and Technology Corporation (the “Company”)

Form 10-K for Fiscal Year Ended September 30, 2011

Filed December 21, 2011

File No. 333-89756

Dear Mr. Cash:

We will file the Company’s responses to the comment letter dated January 23, 2012 submitted by the staff in the Division of Corporation Finance with regard to the above-referenced filing on or before Tuesday, February 14, 2012.

Please call the undersigned at (703) 918-4484 with any questions. We appreciate the staff’s efforts with respect to our filings.

Sincerely,

/s/ Michael Alber

Alion Science and Technology Corporation

Michael Alber

Senior Vice President,

Chief Financial Officer and Treasurer

cc:	Kevin Stertzel, Securities and Exchange Commission

Anne McConnell, Securities and Exchange Commission

Bahman Atefi, Chairman and CEO, Alion

Thomas McCabe, Senior Vice President and General Counsel, Alion

David Cole, Holland & Knight LLP

Bruce Arensmeier, Deloitte & Touche, LLP